SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                ITS NETWORKS INC.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  450663 10 9
                                 --------------
                                 (CUSIP Number)

                             Mr. Lodewijk Vehmeijer
                               Volim Holding B.V.
                          Zandpad 55, 3621 NE Breukelen
                            The Netherlands, Holland
                          Telephone: 011-3134-625-2826
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 450663 10 9



        Volim  Holding  B.V.               N/A
--------------------------------------------------------------------------------
(1)     Names  of  Reporting  Persons.     I.R.S.  Identification  Nos. of Above
                                           Persons  (entities  only)

        Not  applicable
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a     (a)
        Member of a Group                  (b)

--------------------------------------------------------------------------------
(3)     SEC  Use  Only

        WC
--------------------------------------------------------------------------------
(4)     Source  of  Funds

        N/A
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        Holland
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization

Number  of  Shares                  (7)  Sole  Voting  Power
                                    --------------------------------------------
  Beneficially  Owned                    2,353,728  shares  of  Common  Stock
  by  Each  Reporting
  Person  With                      (8)  Shared  Voting  Power
                                    --------------------------------------------
                                         N/A

                                    (9)  Sole  Dispositive  Power
                                    --------------------------------------------
                                         2,353,728  shares  of  Common  Stock

                                   (10)  Shared  Dispositive  Power
                                   ---------------------------------------------
                                         N/A


         2,353,728  shares  of  Common  Stock
--------------------------------------------------------------------------------
 11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

         N/A
--------------------------------------------------------------------------------
(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares

         5.6%  of  Common  Stock
--------------------------------------------------------------------------------
(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

         Corporation
--------------------------------------------------------------------------------
(14)     Type  of  Reporting  Person

ITEM  1.     SECURITY  AND  ISSUER

     This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of ITS Networks Inc. (the "Issuer"), a Florida corporation which has its principal executive offices at Edif. Marina Marbella, Servero Ochoa 28, Planta 9, Marbella 29600, Spain.

ITEM  2.     IDENTITY  AND  BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by Volim Holding B.V. ("Volim") whose principal business is property investments. The business address of Volim is: Attention: Mr. Lodewijk
Vehmeijer,  Dorpstraat  1,  3611  Ad  Oud  Zuilen,  Netherlands,  Holland.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Volim acquired 2,353,728 shares of the Common Stock, $.001 par value of the Issuer in December 2000. Volim acquired these shares of the Issuer in exchange for all of the capital stock of ITS Europe, S.L. owned by Volim, and by acquiring shares of the Issuer directly from certain stockholders of the Issuer for cash, without any borrowings.

     On the date of this acquisition, the 2,353,728 shares of the Issuer represented approximately 9.8% of its then issued and outstanding Common Stock.

     Due to the passage of time and the issuances of additional shares of its Common Stock by the Issuer, the 2,353,728 shares of common Stock of the Issuer owned by Volim presently represents 5.6% of its total issued and outstanding shares of Common Stock.

ITEM  4.     PURPOSE  OF  TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Volim was primarily for investment purposes.

     (a) There are no tentative plans or proposals to issue additional securities of the Issuer in exchange for assets.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are no current plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) The business purpose of the Issuer is telephone calling cards and telecommunications.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board market.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Securities  Exchange  Act  of  1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) As of the date hereof, Volim is the beneficial owner of 2,353,728 shares of the Common Stock of the Issuer.

     (b) Volim has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Volim during the past 60 days.

     (d) To the best knowledge of Volim, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by it.

     (e)     Not  Applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best its knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Volim.

TEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

            None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June  17,  2003
                                        VOLIM  HOLDING  B.V.

                                        By:
                                           -------------------------------------
                                           Ludwig  Vehmeijer